ZEPHYR GROUP, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Zephyr Group, Inc.
Scottsdale, Arizona

We have reviewed the accompanying financial statements of Zephyr Group, Inc. (the "Company"), which comprises the balance sheets as of June 30, 2025, and June 30, 2024, and the related statements of operations, members' equity and cash flows for the years ending June 30, 2025, and June 30, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12 certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

September 29, 2025
Los Angeles, California

ZEPHYR GROUP, INC.
BALANCE SHEETS
(UNAUDITED)

As of June 30,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Inventory		-		13,390
Total Current Assets		**-**		**13,390**
Property and Equipment, net		8,000		21,000
Total Assets	$	**8,000**	$	**34,390**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts Payable	$	-	$	216
Credit Cards		59,429		65,875
Convertible Note		555,000		-
Accrued Interest on Convertible Note		95,650		62,350
Loans and Promissory Notes		27,500		-
Accrued Interest on Promissory Note		3,050		1,500
Other Current Liabilities		17		16
Total Current Liabilities		**740,646**		**129,958**
Convertible Notes, net of current portion		-		555,000
Loans and Promissory Notes, net of current portion		-		12,500
Total Liabilities		**740,646**		**697,458**
STOCKHOLDERS' DEFICIT				
Common Stock		1,000		1,000
Additional Paid in Capital		238,667		127,334
Accumulated Deficit		(972,313)		(791,401)
Total Stockholders' Deficit		**(732,646)**		**(663,067)**
Total Liabilities and Stockholders' Deficit	$	**8,000**	$	**34,390**

See accompanying notes to financial statements.

ZEPHYR GROUP, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended June 30,	**2025**	**2024**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	142,401	177,055
Sales and Marketing	581	4,085
Total Operating Expenses	142,982	181,139
Net Operating Loss	(142,982)	(181,139)
Interest Expense	(37,930)	(42,799)
Other Income	-	100
Loss before provision for income taxes	(180,912)	(223,838)
Provision/(Benefit) for income taxes	-	-
Net Loss	**$ (180,912)**	**$ (223,838)**

See accompanying notes to financial statements.

ZEPHYR GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance - June 30, 2023	**20,355,000**	**$ 1,000**	**$ 23,667**	**$ (567,563)**	**$ (542,896)**
Share-Based Compensation	-	-	103,667	-	103,667
Net Income/(Loss)	-	-	-	(223,838)	(223,838)
Balance - June 30, 2024	**20,355,000**	**1,000**	**127,334**	**$ (791,401)**	**$ (663,067)**
Issuance of stock	-	-	-	-	-
Share-Based Compensation	-	-	111,333	-	111,333
Net Income/(Loss)	-	-	-	(180,912)	(180,912)
Balance - June 30, 2025	**20,355,000**	**1,000**	**238,667**	**$ (972,313)**	**$ (732,646)**

See accompanying notes to financial statements.

ZEPHYR GROUP, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended June 30,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/Loss)	$	(180,912)	$	(223,838)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities				
Depreciation of Property		4,000		7,000
Share-Based Compensation		111,333		103,667
Changes in Operating Assets and Liabilities:				
Inventory		13,390		2,560
Prepaids and Other Current Assets		-		34,667
Accounts Payable		(216)		-
Credit Cards		(6,446)		(8,128)
Accrued Liabilities		34,850		32,800
Other Current Liabilities		1		16
Net cash provided/(used) by operating activities		**(24,000)**		**(51,257)**
CASH FLOW FROM INVESTING ACTIVITIES				
Sale of Property and Equipment		9,000		-
Net cash provided/(used) by operating activities		**9,000**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans		15,000		-
Borrowing on Convertible Notes		-		50,000
Net cash provided/(used) by financing activities		**15,000**		**50,000**
Change in Cash		**(0)**		**(1,257)**
Cash - Beginning of The Year		-		1,257
Cash - End of The Year	**$**	**(0)**	**$**	**0**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-
Cash Paid During the Year for Income Taxes	$	-	$	-

See accompanying notes to financial statement

1.   NATURE OF OPERATIONS

Zephyr Group, Inc. was incorporated on June 4, 2021 in the state of Arizona. The financial statements of Zephyr Group, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottsdale, Arizona.

The Company was organized as a holding company for the purpose of prospectively acquiring one or more operating companies in the cosmetic - nutraceutical industries.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the fiscal year ending on June 30 as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2025, and June 30, 2024, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Category	Useful Life
Warehouse Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended June 30, 2025 and 2024.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Convertible Notes

The Company has issued convertible promissory notes to investors. These notes bear interest at stated rates and generally provide for conversion into equity securities upon the occurrence of certain events, such as an equity financing, a corporate transaction, or maturity, as defined in the respective agreements. In certain cases, the notes contain provisions for automatic conversion at a discount to the price paid by new investors in a qualified equity financing or upon other specified triggering events.

In accordance with ASC 470-20, Debt with Conversion and Other Options, the Company evaluates convertible notes at issuance to determine whether they contain embedded features that require separate accounting. If the embedded conversion feature meets the criteria for equity classification, its fair value at issuance is recorded in Additional Paid-in Capital, with a corresponding debt discount to the note balance. The debt discount is amortized to interest expense over the expected life of the note using the effective interest method.

Convertible notes that meet the definition of a liability under ASC 480, Distinguishing Liabilities from Equity, are classified as liabilities and recorded at amortized cost. The Company also considers the requirements of ASC 815, Derivatives and Hedging, and ASC 825, Financial Instruments, to determine whether the embedded features require bifurcation and separate derivative accounting.

As of June 30, 2024, the Company's outstanding convertible notes were past maturity and had not been formally extended, amended, or converted. Accordingly, the full principal amount and any accrued interest are classified as current liabilities in the accompanying balance sheets.

Income Taxes

Zephyr Group, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company is currently in the pre-revenue stage and will earn revenue from the sale of cosmetic - nutraceutical products.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 - Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 - Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended June 30, 2025 and June 30, 2024 amounted to $581 and $4,085, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage. Other current liabilities relate to bank overdraft.

4. INVENTORY

Inventory consists of the following:

As of Year Ended June 30,	2025	2024
Finished goods	$ -	$ 13,390
Total Inventory	**$ -**	**$ 13,390**

5.   PROPERTY AND EQUIPMENT

As of June 30, 2025, and June 30, 2024, property and equipment consists of:

As of Year Ended June 30,	2025		2024	
Warehouse Equipment	$	20,000	$	35,000
Property and Equipment, at Cost		**20,000**		**35,000**
Accumulated Depreciation		(12,000)		(14,000)
Property and Equipment, Net	$	**8,000**	$	**21,000**

Depreciation expenses for property and equipment for the fiscal year ended June 30, 2025, and 2024 were in the amount of $4,000 and $7,000 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 120,000,000 shares of Common Stock with no par value. As of June 30, 2025, and June 30, 2024, 20,355,000 shares of Common Stock have been issued and are outstanding.

7.   SHAREBASED COMPENSATION

During 2023, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company initially reserved 5,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options and warrants. The stock options and were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended June 30,	2025
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of startup companies. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options and warrants granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Remaining Contract Term
Outstanding at June 30, 2023	355,000	$ 0.20	10.00
Granted	400,000	0.20	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at June 30, 2024	755,000	$ 0.20	9.00
Granted	1,315,000	0.20	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at June 30, 2025	2,070,000	$ 0.20	9.66

Stock option expenses for the years ended June 30, 2025, and June 30, 2024 were $103,667 and $111,333, respectively.

8. DEBT

Promissory Notes & Loans

During the period presented, the Company entered into promissory notes. The details of the promissory notes and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of June 30, 2025			As of June 30, 2024		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note 1	$ 12,500	6.00%	July 2022	December 2025	$ 12,500	$ -	$ 12,500	$ -	$ 12,500	$ 12,500
Promissory Note 2	10,000	6.00%	July 2024	December 2025	10,000	-	10,000	-	-	-
Promissory Note 3	5,000	6.00%	October 2024	December 2025	5,000	-	5,000	-	-	-
Total					$ 27,500	$ -	$ 27,500	$ -	$ 12,500	$ 12,500

The summary of the future maturities is as follows:

As of June 30,	2025
2025	$ 27,500
2026	-
2027	-
2028	-
2029	-
Thereafter	-
Total	**$ 27,500**

Convertible Note(s)

Below are the details of the convertible notes:

					As of June 30, 2025			As of June 30, 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Note	$ 500,000	6.00%	July 2022	December 2025	500,000	-	500,000	-	500,000	500,000
2022 Convertible Note	5,000	6.00%	May 2022	December 2025	5,000	-	5,000	-	5,000	5,000
2024 Convertible Note	50,000	6.00%	May 2024	December 2025	50,000	-	50,000	-	50,000	50,000
Total					$ 555,000	$ -	$ 555,000	$ -	$ 555,000	$ 555,000

Each note will be convertible into Conversion Shares pursuant to following events:

- *Next Equity Financing Conversion*. The principal balance and unpaid accrued interest on each Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. Notwithstanding the foregoing, the Company may, at its option, pay any unpaid accrued interest on each Note in cash at the time of conversion. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under each converting Note on a date that is no more than five (5) days prior to the date of conversion by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the holder of each Note in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of each Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

- *Corporate Transaction Conversion*. In the event of a Corporate Transaction prior to the conversion of a Note pursuant to Next Equity Financing Conversion or Maturity Conversion or the repayment of such Note, at the closing of such Corporate Transaction, the holder of each Note may elect that either: (a) the Company will pay the holder of such Note an amount equal to the sum of (x) all accrued and unpaid interest due on such Note and (y) the outstanding principal balance of such Note; or (b) such Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on a date that is no more than five (5) days prior to the date of conversion by (y) the applicable Conversion Price.

- *Maturity Conversion*. At any time on or after the Maturity Date, at the election of the Requisite Noteholders, each Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on the date of such conversion by (y) the applicable Conversion Price

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

9.   INCOME TAXES

The provision for income taxes consists of the following:

As of Year Ended June 30,	2025	2024
Net Operating Loss	$ (46,856)	$ (57,974)
Valuation Allowance	46,856	57,974
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of Year Ended June 30,	2025	2024
Net Operating Loss	$ (251,829)	$ (204,973)
Valuation Allowance	251,829	204,973
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of June 30, 2025, and June 30, 2024. The amount of the deferred tax assets to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ended June 30, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $972,313. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of June 30, 2025, and June 30, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of June 30, 2025, and December 30, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2025, and June 30, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. GOING CONCERN

The Company has recently commenced operations and will incur significant additional costs to generate revenues sufficient to sustain operations. The Company's current liabilities exceed the current assets and the Company might not have sufficient liquid assets to fulfill its obligations in the near future. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development which may harm the operations, financial condition and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from June 30, 2025, through September 29, 2025, which is the date the financial statements were available to be issued.

In August 2025, an investment firm loaned the Company fifty thousand dollars ($50,000) and invested one hundred and fifty thousand dollars ($150,000) pursuant to an agreement by the Company to participate with the investment firm in arranging for the concurrent public registration and private spin-out of the Company for the benefit of providing a public trading shell to the investment firm.

There have been no other events or transactions during this time which would have a material effect on these financial statements.